EXHIBIT 99.1

News Release dated July 13, 2017, Suncor Energy releases 2017 Report on Sustainability

News Release

FOR IMMEDIATE RELEASE

Suncor Energy releases 2017 Report on Sustainability

Calgary, Alberta (July 13, 2017) — Suncor today released its 2017 Report on Sustainability which details the company’s environmental, social and economic performance and its approach for continuing to deliver value in a carbon-constrained world.

“As a company, as an industry and as a larger society, we have made progress in tackling climate change by moving into the solution space,” said Steve Williams, president and chief executive officer. “We did so by collectively recognizing we can’t, at this point, affix a permanent solution to a long-term challenge like climate change. But we can lead in a way that moves us in the right direction.”

Beyond reporting Suncor’s progress in environmental, social and economic areas, the report includes senior leaders’ perspectives regarding Suncor’s future in these areas:

•                  A discussion with Steve Williams, president and chief executive officer, about Suncor’s performance and the challenges and opportunities the company faces.

•                  A Q&A on continuing to deliver value in a carbon-constrained world with Fiona Jones, general manager, sustainability.

•                  A conversation with Arlene Strom, vice president, sustainability and communications, and Chief Robert Joseph, co-founder of Reconciliation Canada, about strengthening relationships with Aboriginal Peoples and communities.

In 2016, Suncor announced two new sustainability goals; the first is a social goal which seeks to strengthen our relationships with Aboriginal Peoples. Suncor took a strong step towards that goal by signing historic equity partnerships with the Fort McKay First Nation and the Mikisew Cree First Nation through which these Nations will become equity partners in the East Tank Farm development when the agreements are finalized.

During the year, Suncor also made progress towards its second goal. The goal, to reduce our greenhouse (GHG) intensity of our oil and petroleum products by 30% by 2030, means we must identify high opportunity areas for GHG intensity reductions from across the business. Some of these potential initiatives include reviewing opportunities to switch to lower carbon fuels at all of our facilities, the implementation of strategic technology to reduce extraction and upgrading emissions and investments in low carbon power such as cogeneration and renewables.

Additional highlights from sustainability indicators for the year ending 2016:

•                  Increased transparency on how we assess, mitigate and integrate carbon risk into operational and strategic decision-making through our Climate Report: Resilience Through Strategy.

•                  Continued focus on technology collaboration efforts through Canada’s Oil Sands Innovation Alliance (COSIA). In 2016, COSIA received 113 new contributed technologies with a cost of

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$111 million to develop, bringing the total to 936 contributed technologies at a cost of $1.33 billion to develop. In 2016, Suncor led 43 COSIA studies and Joint Industry Projects.

•                  Suncor co-founded Evok Innovations, along with the BC Cleantech CEO Alliance and Cenovus Energy Inc. Evok brings together British Columbia’s cleantech industry and Alberta’s oil and gas sector to accelerate early-stage technologies. Evok has funded six technology companies since its inception in January 2016.

•                  Suncor, the Suncor Energy Foundation and Suncor employees donated more than $3 million in cash and in-kind support to the Regional Municipality of Wood Buffalo in support of recovery efforts following the forest fires of 2016.

Legal Advisory — Forward-Looking Information

This news release, as well as Suncor’s 2017 Report on Sustainability to which links are provided in this news release, contain certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trend., Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to Suncor’s GHG goal and social goal, including the areas of focus which Suncor will take to achieve such goals and the impacts of working towards such goals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the first quarter of 2017 dated April 26, 2017 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe additional risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com

For more information please contact:

Media inquiries:
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media@suncor.com

Investor inquiries:
800-558-9071
invest@suncor.com